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------
FORM 4
------                                          U.S. SECURITIES AND EXCHANGE COMMISSION
[ ] Check box if no longer                              WASHINGTON, DC 20549
    subject to Section 16. Form
    4 or Form 5 obligations may            STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
    continue. See Instruction 1(b).

          Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
                        Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person(1)|2. Issuer Name and Ticker or Trading Symbol     |6. Relationship of Reporting Person
                                         |                                                 |      to Issuer (Check all applicable)
Hayes         Alice           B.         |     Pulitzer Inc. (PTZ)                         |       X   Director        10% Owner
-------------------------------------------------------------------------------------------|     -----            -----
(Last)        (First)       (Middle)     |3. IRS Identification  |  4. Statement for       |           Officer (give title below)
                                         |   Number of           |     Month/Year          |     -----
                                         |   Reporting Person,   |                         |           Other (specify below)
                                         |   if an Entity        |     05/2000             |     -----
900 North Tucker Boulevard               |   (Voluntary)         |                         |
-----------------------------------------|                       |-------------------------|----------------------------------------
               (Street)                  |                       |  5. If Amendment,       |7. Individual or Joint/Group Filing
                                         |                       |     Date of Original    |   (Check applicable line)
                                         |                       |     (Month/Year)        |
St. Louis         MO            63101    |                       |                         |  X  Form Filed by One Reporting Person
-----------------------------------------|-------------------------------------------------| ---
(City)          (State)          (Zip)   |                                                 |     Form Filed by More than One
                                         |                                                 | --- Reporting Person
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                             TABLE I - NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
-----------------------------------------------------------------------------------------------------------------------------------
1. Title of Security                  |2. Transaction| 3. Transaction|4. Securities Acquired (A)| 5. Amount of|6. Owner- |7. Nature
   (Instr. 3)                         |   Date       |    Code       |   or Disposed of (D)     | Securities  |   ship   | of
                                      |              |    (Instr. 8) |   (Instr. 3, 4 and 5)    | Beneficially| Form:    | Indirect
                                      |              |               |                          | Owned at End| Direct   | Bene-
                                      |              |---------------|--------------------------| of Month    | (D) or   | ficial
                                      |              |       |       |        | (A)  |          | (Instr. 3   | Indirect | Owner-
                                      |  (Month/Day/ |       |       |        |  or  |          |   and 4)    | (I)      | ship
                                      |   Year)      |  Code |  V    | Amount | (D)  |  Price   |             |(Instr. 4)|(Instr. 4)
--------------------------------------|--------------|-------|-------|--------|------|----------|-------------|--------- |---------
                                      |              |       |       |        |      |          |             |          |
--------------------------------------|--------------|-------|-------|--------|------|----------|-------------|--------- |---------
                                      |              |       |       |        |      |          |             |          |
--------------------------------------|--------------|-------|-------|--------|------|----------|-------------|--------- |---------
                                      |              |       |       |        |      |          |             |          |
--------------------------------------|--------------|-------|-------|--------|------|----------|-------------|--------- |---------
                                      |              |       |       |        |      |          |             |          |
--------------------------------------|--------------|-------|-------|--------|------|----------|-------------|--------- |---------
                                      |              |       |       |        |      |          |             |          |
--------------------------------------|--------------|-------|-------|--------|------|----------|-------------|--------- |---------
                                      |              |       |       |        |      |          |             |          |
--------------------------------------|--------------|-------|-------|--------|------|----------|-------------|--------- |---------
                                      |              |       |       |        |      |          |             |          |
--------------------------------------|--------------|-------|-------|--------|------|----------|-------------|--------- |---------
                                      |              |       |       |        |      |          |             |          |
--------------------------------------|--------------|-------|-------|--------|------|----------|-------------|--------- |---------
                                      |              |       |       |        |      |          |             |          |
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FORM 4 (CONTINUED)        TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                  (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)
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1. Title of Derivative  | 2. Conver-  |3. Trans- |4. Trans-   |5. Number of      |6.  Date Exer-  |7. Title and Amount |8. Price
   Security             |    sion or  |   action |   action   |   Derivative     |    cisable and |   of Underlying    |   of
   (Instr. 3)           |    Exercise |   Date   |   Code     |   Securities Ac- |    Expiration  |   Securities       |   Deriv-
                        |    Price of |  (Month/ |  (Instr. 8)|   quired (A) or  |    Date        |   (Instr. 3 and 4) |   ative
                        |    Deriv-   |   Day/   |            |   Disposed of (D)|    (Month/Day/ |                    |   Secur-
                        |    ative    |   Year)  |            |   (Instr. 3, 4,  |    Year)       |                    |   ity
                        |    Security |          |            |   and 5)         |                |                    |  (Instr. 5)
                        |             |          |            |                  |-------------------------------------|
                        |             |          |            |                  |Date   |Expira- |         | Amount or|
                        |             |          |-------------------------------|Exer-  |tion    |  Title  | Number of|
                        |             |          |  Code |V   | (A)    |(D)      |cisable|Date    |         | Shares   |
------------------------|-------------|----------|-------|----|--------|---------|-------|--------|---------|----------|------------
Stock Option (right to  |   $39.8125  |05/18/2000|A (01) |    |   3,000|         |05/18/ |05/18/  |Common   |   3,000  |$39.8125
buy)                    |             |          |       |    |        |         |2001   |2010    |Stock,   |          |(01)
                        |             |          |       |    |        |         |(01)   |        |$.01 par |          |
                        |             |          |       |    |        |         |       |        |value    |          |
------------------------|-------------|----------|-------|----|--------|---------|-------|--------|---------|----------|------------
                        |             |          |       |    |        |         |       |        |         |          |
------------------------|-------------|----------|-------|----|--------|---------|-------|--------|---------|----------|------------
                        |             |          |       |    |        |         |       |        |         |          |
------------------------|-------------|----------|-------|----|--------|---------|-------|--------|---------|----------|------------
                        |             |          |       |    |        |         |       |        |         |          |
------------------------|-------------|----------|-------|----|--------|---------|-------|--------|---------|----------|------------
                        |             |          |       |    |        |         |       |        |         |          |
------------------------|-------------|----------|-------|----|--------|---------|-------|--------|---------|----------|------------
                        |             |          |       |    |        |         |       |        |         |          |
------------------------|-------------|----------|-------|----|--------|---------|-------|--------|---------|----------|------------
                        |             |          |       |    |        |         |       |        |         |          |
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9. Number of      |    10. Ownership       |       11. Nature of
   Derivative     |        Form of         |           Indirect
   Securities     |        Derivative      |           Beneficial
   Beneficially   |        Security:       |           Ownership
   Owned at End   |        Direct (D)      |           (Instr. 4)
   of Month       |        or Indirect (I) |
   (Instr. 4)     |        (Instr. 4)      |
------------------|------------------------|------------------------------
3,000             |           D            |
------------------|------------------------|------------------------------
                  |                        |
------------------|------------------------|------------------------------
                  |                        |
------------------|------------------------|------------------------------
                  |                        |
------------------|------------------------|------------------------------
                  |                        |
------------------|------------------------|------------------------------
                  |                        |
--------------------------------------------------------------------------
Explanation of Responses:

  (01) Table II. Item 4, Item 6 and Item 8:
       An option to purchase 3,000 shares of Common Stock was granted to Dr. Hayes, as a non-employee director, on May 18, 2000, the day following the Company's annual meeting of stockholders. The option becomes exercisable in full at the annual meeting of the Company's stockholders next following the date as of which the option is granted. At this time, the next annual meeting of the Company's stockholders has not been scheduled, but is expected to occur in May of 2001.


  (1)Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

                                                                                  /s/ Alice B. Hayes                   June 9, 2000
                                                                                  -----------------------------------  -------------
  Note File three copies of this form, one of which must be manually signed.      ** Signature of Reporting Person(1)     Date
If space provided is insufficient, see Instruction 6 for procedure.


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                           (Print or Type Responses)